1934 Act Registration No. 333-13904

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2004

MTR CORPORATION LIMITED

(Exact Name of Registrant as Specified in Its Charter)

MTR Tower

Telford Plaza

33 Wai Yip Street

Kowloon Bay

Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Report on Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of MTR Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.

With respect to the Company’s railway operations, such factors include, among others, the following:

•	general political, social and economic conditions in Hong Kong and elsewhere in Asia;

•	accidents and natural disasters;

•	the terms on which the Company finances its working capital and capital expenditure requirements;

•	the implementation of new projects and the timely and effective development of the railway and any disruptions to that implementation and development;

•	changes in the fares for the Company’s services;

•	competition from alternative modes of transportation, in particular franchised buses and public light buses;

•	the Company’s relationship with the Government of the Hong Kong Special Administrative Region (the “Government”);

•	the Government’s policies relating to transportation and land use planning in Hong Kong, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change); and

•	other factors beyond the Company’s control.

With respect to the Company’s property operations, such factors include, among others, the following:

•	general political, social and economic conditions in Hong Kong and elsewhere in Asia;

•	the level of interest rates prevailing in Hong Kong;

•	the Company’s ability to complete property developments on time and within budget;

•	the terms on which the Company finances its working capital and capital expenditure requirements;

•	competition from other property developments;

•	the Government policies relating to property ownership and development, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change); and

•	other factors beyond the Company’s control.

EXHIBITS

Exhibit Number		Page
1.1	Announcement dated February 24, 2004	5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MTR CORPORATION LIMITED

By:	/s/ Lila Fong

Name:	Lila Fong
Title:	Legal Manager (Secretarial)

Date: February 24, 2004

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MTR CORPORATION LIMITED

(the “Company”)

(Incorporated in Hong Kong with limited liability)

POSSIBLE MERGER

The Company notes the Government’s announcement of its invitation to the Company and KCRC to commence discussions on the possible merger between the Company and KCRC with a view to concluding the discussions by 31st August, 2004. The Company will work closely with the Government and KCRC to bring the matter to a close as expeditiously as possible. The possible merger will be subject to the approval of independent shareholders. However, there is no assurance that the discussions between the Company, KCRC and the Government will result in a merger.

Investors should exercise caution in their dealings of the shares in the Company.

At the request of the Company, trading in shares (stock code 66) in and listed debt securities (stock code 2524) of the Company on the Stock Exchange was suspended with effect from 9:30 a.m. and 9:49 a.m., respectively, on Tuesday, 24th February, 2004 pending the issue of this announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading in its shares and listed debt securities with effect from 9:30 a.m. on Wednesday, 25th February, 2004.

The Government of the Hong Kong Special Administrative Region (the “Government”) announced today its invitation to the Company and Kowloon Canton Railway Corporation (“KCRC”) to commence discussions on the possible merger between the Company and KCRC with a view to concluding the discussions by 31st August, 2004.

The Company has stated previously that if the merger is implemented on acceptable terms, it would be beneficial to all the stakeholders as it would provide an integrated regional and urban rail network for the people of Hong Kong with greater efficiency, increased convenience and enhanced connectivity and provide room for fare adjustments.

Given the complexity of the transaction and the different discussions required with the various parties, the Company will work closely with Government and KCRC to bring the matter to a close as expeditiously as possible. As the Government currently owns approximately 76% of the Company as well as 100% of KCRC, any transaction involving the Government will be treated as a connected transaction under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and may also be treated as a transaction otherwise subject to Chapter 14 of the Listing Rules. As a connected transaction, the merger will be subject to the approval of independent shareholders.

The Company further notes that the form of any potential merger has not yet been agreed or decided. There is no assurance that the discussions between the Company, KCRC and Government will result in a merger, and the share price of the Company may be subject to fluctuations in the interim. Investors should exercise caution in their dealings of the shares in the Company.

At the request of the Company, trading in shares (stock code 66) in and listed debt securities (stock code 2524) of the Company on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) was suspended with effect from 9:30 a.m. and 9:49 a.m., respectively, on Tuesday, 24th February, 2004 pending the issue of this announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading in its shares and listed debt securities with effect from 9:30 a.m. on Wednesday, 25th February, 2004.

For the avoidance of doubt, this announcement is not an announcement of a proposed or possible offer for the shares in the Company within the meaning of the Code on Takeovers and Mergers.

By Order of the Board

Leonard Bryan Turk

Company Secretary

Hong Kong, 24th February, 2004